Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

04046142

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, November 9th,2004

RECEIVED
2004 NOV 15 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of October 31st had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros SAA

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

11/15

FERREYROS S.A.A. 20041108 14:44:35 GFAC

RELACION DE ACCIONISTAS Pag.

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCEN
1	R	20157036794	IN - CARTADM	28,682,101	1.1000	13.156
2	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	24,147,132	1.1000	11.076
3	R	20170124449	NV -CARTADM	23,689,629	1.1000	10.866
4	R	20143980821	HO - CARTADM	19,272,142	1.1000	8.840
5	X	038013580	HORSESHOE BAY LIMITED	14,091,545	1.1000	6.464
6	R	20142829551	PR - CARTADM	13,050,373	1.1000	5.986
7	R	20100228352	CORPORACION CERVESUR S.A.A.	11,031,329	1.1000	5.060
8	E	08191212	MONTERO ARAMBURU EDUARDO	10,725,336	1.1000	4.919
9	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	8,390,287	1.1000	3.848
10	R	20171049262	INVERSIONES VARESLI S.A.	7,741,030	1.1000	3.550
11	*	027012415	HYBISCUS CAPITAL LTD.	6,638,636	1.1000	3.045
12	R	20137909813	ÑORTENSIA S.A.	6,532,579	1.1000	2.996
13	R	20111691631	GONDOMAR S.A.	5,669,772	1.1000	2.600
14	R	20215376916	BUSLETT S.A.	3,483,417	1.1000	1.597
15	*	021009695	ATLANTIC SECURITY BANK	3,069,446	1.1000	1.408
16	*	021015391	DUCKTOWN HOLDINGS S.A.	3,048,664	1.1000	1.398
17	E	08243244	MONTERO MUELLE ALFONSO	1,607,739	1.1000	0.737
18	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,595,616	1.1000	0.731
19	R	20100047218	BANCO DE CREDITO DEL PERU	1,586,608	1.1000	0.727
20	E	08231541	MULANOVICH CARMEN BARRIOS DE	1,399,410	1.1000	0.641
21	E	07277264	ESPINOSA BEDOYA OSCAR	1,145,035	1.1000	0.525
22	E	07272496	FERREYROS ASPILLAGA CARLOS	1,116,117	1.1000	0.511